APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Roundhead Brewing, LLC
Balance Sheet - unaudited
For the period ended 3/15/2021

	Current Period 15-Mar-21		Prior Period 31-Dec-20	
ASSETS				
Current Assets:				
Cash	$	300,000.00	$	-
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		300,000.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		-		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		-		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-

TOTAL ASSETS		$	300,000.00	$	-
LIABILITIES					
Current Liabilities:					
Accounts Payable		$	-	$	-
Business Credit Cards			-		-
Sales Tax Payable			-		-
Payroll Liabilities			-		-
Other Liabilities			-		-
Current Portion of Long-Term Debt			150,000.00		-
Total Current Liabilities			150,000.00		-
Long-Term Liabilities:					
Notes Payable			-		-
Mortgage Payable			-		-
Less: Current portion of Long-term debt			-		-
Total Long-Term Liabilities			-		-
EQUITY					
Capital Stock/Partner's Equity			150,000.00		-
Opening Retained Earnings			-		-
Dividends Paid/Owner's Draw			-		-
Net Income (Loss)			-		-
Total Equity			150,000.00		-
TOTAL LIABILITIES & EQUITY		$	300,000.00	$	-
Balance Sheet Check			-		-

2

I, Craig Panzer, certify that:

1. The financial statements of Roundhead Brewing, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Roundhead Brewing, LLC included in this Form reflects accurately the information reported on the tax return for Roundhead Brewing, LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   _____

Name: Craig Panzer
           _____

Title: Mananger
           _____